Ciba Specialty Chemicals Ciba Spezialitatenchemie   Ciba Specialites Chimiques
Inc.                     AG                         SA
Switzerland              Schweiz                    Suisse


                                                                   [CIBA LOGO]


Page 1 of 2
March 30, 2004
Basel, Switzerland

News Release
------------

Ciba Specialty Chemicals further internationalizes its Executive Committee

o AMERICAN ERIC MAROHN BECOMES NEW MEMBER OF THE EXECUTIVE COMMITTEE

o CHRISTOPH BIEDERMANN AND BRENDAN CUMMINS ASSUME NEW ROLES WITHIN THE EXECUTIVE COMMITTEE

o FELIX MEYER TO LEAVE CIBA SPECIALTY CHEMICALS

The Board of Directors of Ciba Specialty Chemicals has appointed Eric Marohn, U.S. citizen (age 44), as the new global Head of the Textile Effects Segment and Member of the Executive Committee. He succeeds Christoph Biedermann.

Eric Marohn, who has a business degree, joined Ciba in 1988 and has substantial international experience. In his last position, he headed Marketing and Sales for the Textile Effects Segment in North and South America. Among the other positions he has held with Ciba Specialty Chemicals, he was Segment Representative for Water & Paper Treatment in NAFTA, Marketing Head of the Business Unit Textile Chemicals for North and Central America and Global Marketing Head of the Business Unit Whiteners in the former Consumer Care Division at Ciba headquarters in Basel.

Christoph Biedermann (Swiss, 47) takes over a new role within the Executive Committee and will lead the Group Service International Coordination and Human Resources, succeeding Brendan Cummins. In addition, he will be responsible for the new function Strategic Planning.

Brendan Cummins (Irish, 52) also takes over a new role within the Executive Committee, as Head of the Plastic Additives Segment, succeeding Felix Meyer. Prior to his joining Ciba Specialty Chemicals' Executive Committee, Brendan Cummins held the positions, amongst others, of Regional President of Region China and Head of the Home & Personal Care Business Unit.

Felix Meyer (51), Member of the Executive Committee since 2001, has decided to pursue other opportunities outside the Company and will leave Ciba Specialty Chemicals.

These personnel changes will be effective as of April 1, 2004.

Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals: "With the nomination of our U.S. colleague, Eric Marohn, Ciba further strengthens the international composition at its highest management level. The Executive Committee now features five nationalities." He then continued: "I would like to thank Felix Meyer, on behalf of the Board of Directors as well as on behalf of the Executive Committee, for his long association with the Company as well as for his valuable contributions in the development of the Plastic Additives Segment, and I wish him all the best for the future."

                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers' products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2003, the Company generated sales of 6.6 billion Swiss francs and invested 281 million in R&D.



VIRTUAL NEWS KIT: www.cibasc.com/media
o Press release (pdf)
o CVs:
   - Eric Marohn
   - Christoph Biedermann
   - Brendan Cummins

For further information please contact:
--------------------------------------

MEDIA:                   Tel. +41 61 636 4444    Fax +41 61 636 3019

INVESTOR RELATIONS:      Tel. +41 61 636 5081    Fax +41 61 636 5111